Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2023
MONACO--(GLOBE NEWSWIRE - August 2, 2023) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and six months ended June 30, 2023. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.25 per share.
Results for the three months ended June 30, 2023 and 2022
For the three months ended June 30, 2023, the Company had net income of $132.4 million, or $2.50 basic and $2.40 diluted earnings per share.
For the three months ended June 30, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $133.3 million, or $2.51 basic and $2.41 diluted earnings per share, which excludes from net income a $0.9 million, or $0.02 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs.
For the three months ended June 30, 2022, the Company had net income of $191.1 million, or $3.44 basic and $3.06 diluted earnings per share.
For the three months ended June 30, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $196.1 million, or $3.53 basic and $3.13 diluted earnings per share, which excludes from net income (i) a $1.5 million, or $0.03 per basic and $0.02 per diluted share, aggregate write-down of vessels held for sale and loss on the sale of vessels, (ii) a $3.9 million, or $0.07 per basic and $0.06 per diluted share, write-off or acceleration of the amortization of deferred financing fees on the debt or lease financing obligations relating to these vessel sales and related debt extinguishment costs, and (iii) a $0.4 million, or $0.01 per basic and $0.01 per diluted share, gain recorded on the repurchase of the Company's Convertible Notes Due 2025.
Results for the six months ended June 30, 2023 and 2022
For the six months ended June 30, 2023, the Company had net income of $325.6 million, or $5.93 basic and $5.69 diluted earnings per share.
For the six months ended June 30, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $328.9 million, or $5.99 basic and $5.75 diluted earnings per share, which excludes from net income a $3.3 million, or $0.06 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs.
For the six months ended June 30, 2022, the Company had net income of $106.7 million, or $1.92 basic and $1.84 diluted earnings per share.
For the six months ended June 30, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $181.3 million, or $3.27 basic and $2.99 diluted earnings per share, which excludes from net income (i) a $69.2 million, or $1.25 per basic and $1.07 per diluted share, aggregate write-down of vessels held for sale and loss on the sale of vessels, (ii) a $5.8 million, or $0.10 per basic and $0.09 per diluted share, write-off or acceleration of the amortization of deferred financing fees on the debt or lease financing obligations relating to these vessel sales and related debt extinguishment costs and (iii) a $0.4 million, or $0.01 per basic and $0.01 per diluted share, gain recorded on the repurchase of the Company's Convertible Notes Due 2025.
Declaration of Dividend
On August 1, 2023, the Board of Directors declared a quarterly cash dividend of $0.25 per common share, with a payment date of September 15, 2023 to all shareholders of record as of August 15, 2023 (the record date). As of August 1, 2023, there were 54,493,654 common shares of the Company outstanding.

Summary of Second Quarter 2023 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the third quarter of 2023 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$27,000	2,650	41%	$30,500	910	100%
MR	$27,000	4,900	37%	$21,800	450	100%
Handymax	$20,000	1,270	33%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the second quarter of 2023:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$42,647	$30,361
MR	$29,207	$21,711
Handymax	$26,784	N/A
•In July 2023, the Company executed its previously announced $1.0 billion term loan and revolving credit facility with a group of financial institutions (the "2023 $1.0 Billion Credit Facility"). The Company drew $440.6 million from this facility (split evenly between the term and revolving portions) to finance 21 of the Company’s unencumbered vessels. This facility has a final maturity of June 30, 2028 and bears interest at SOFR plus a margin of 1.95% per annum. The remaining availability of this facility is expected to be drawn between the third quarter of 2023 and the end of the first quarter of 2024, and mainly be used to repay (and re-finance) more expensive lease financing.
•In July 2023, the Company gave notice to exercise the purchase options on two MR product tankers (STI Leblon and STI Bosphorus) which are currently financed on the 2020 CMBFL Lease Financing. Additionally, the Company gave notice in October 2022 to exercise the purchase option on one LR2 product tanker (STI Supreme) which is currently financed on the Ocean Yield Lease Financing. These purchases are expected to take place prior to the end of the third quarter of 2023 and result in an aggregate debt reduction of $64.3 million.
•In July 2023, the Company exercised the purchase options on six MR product tankers (STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, and STI Millennia) that were previously financed as part of the IFRS 16 - Leases - $670.0 Million lease financing. These transactions resulted in an aggregate debt reduction of $143.6 million.
•In July 2023, the Company sold the 2013 built MR product tanker, STI Ville, for $32.5 million. As the vessel was unencumbered, the Company made no debt repayments associated with this sale.
•During the second quarter of 2023, the Company exercised the purchase options on five LR2s and seven MRs (STI Steadfast, STI Grace, STI Jermyn, STI Lavender, STI Lobelia, STI Magnetic, STI Marshall, STI Magic, STI Mystery, STI Marvel, STI Mythic, and STI Magister) that were previously financed on the IFRS 16 - Leases - $670.0 Million lease financing, the Ocean Yield Lease Financing, and the 2021 CSSC Lease Financing. These transactions resulted in an aggregate debt reduction of $300.2 million.
•In May 2023, the Company executed a $117.4 million credit facility from a European financial institution (the "2023 $117.4 Million Credit Facility"). This facility was fully drawn upon execution and seven vessels (STI Battersea, STI Wembley, STI Texas City, STI Meraux, STI Mayfair, STI St. Charles, and STI Alexis) were collateralized on the facility upon drawdown. The 2023 $117.4 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.925% per annum.

•In June 2023, the Company received a commitment from DekaBank Deutsche Girozentrale for a credit facility of up to $94.0 million (the "2023 $94.0 Million Credit Facility"). This credit facility is expected to be used to finance one MR product tanker and three LR2 product tankers. This credit facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.70% per annum.
•Since April 1, 2023 and through the date of this press release, the Company has repurchased an aggregate of 5,893,324 of its common shares in the open market at an average price of $48.00 per share.
Securities Repurchase Program
On February 15, 2023, the Board of Directors authorized a new Securities Repurchase Program (the "2023 Securities Repurchase Program") to purchase up to an aggregate of $250.0 million of the Company’s securities which, in addition to its common shares also currently consist of its Senior Unsecured Notes Due 2025 (NYSE: SBBA).
On May 1, 2023, and again on May 31, 2023, the Board of Directors authorized to reset the 2023 Securities Repurchase Program up to an aggregate of $250.0 million of the Company’s securities.
From April 1, 2023 through the date of this press release, the Company has purchased an aggregate of 5,893,324 of its common shares in the open market at an average price of $48.00 per share.
There is $213.2 million available under the 2023 Securities Repurchase Program as of August 1, 2023.
Lease Repayments
During the second quarter of 2023, the Company exercised the purchase options on five LR2s and seven MRs (STI Steadfast, STI Grace, STI Jermyn, STI Lavender, STI Lobelia, STI Magnetic, STI Marshall, STI Magic, STI Mystery, STI Marvel, STI Mythic, and STI Magister) that were previously financed on the IFRS 16 - Leases - $670.0 Million lease financing, the Ocean Yield Lease Financing, and the 2021 CSSC Lease Financing. These transactions resulted in an aggregate debt reduction of $300.2 million.
In July 2023, the Company exercised the purchase options on six MR product tankers that were previously financed on the IFRS 16 - Leases - $670.0 Million lease financing (STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, and STI Millennia). These transactions resulted in an aggregate debt reduction of $143.6 million.
In July 2023, the Company gave notice to exercise the purchase options on two MR product tankers (STI Leblon and STI Bosphorus) that are currently financed on the 2020 CMBFL Lease Financing. These purchases are expected to take place prior to the end of the third quarter of 2023 and result in an aggregate debt reduction of $36.5 million.
The Company also expects to complete the previously announced repurchase of STI Supreme, which is currently financed on the Ocean Yield Lease Financing, in the third quarter of 2023 and which is expected to result in a debt reduction of $27.8 million.
All of these lease financings bore interest at LIBOR plus margins of between 3.2% and 5.4%.
New Executed or Committed Financings
The Company has executed or received commitments for three separate credit facilities for up to $1.2 billion in the aggregate (the "New Facilities").

The first credit facility, the 2023 $117.4 Million Credit Facility, is from a European financial institution for $117.4 million and was executed in May 2023. This facility was fully drawn upon execution and seven vessels (STI Battersea, STI Wembley, STI Texas City, STI Meraux, STI Mayfair, STI St. Charles, and STI Alexis) were collateralized on the facility upon drawdown. The 2023 $117.4 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel, bears interest at SOFR plus a margin of 1.925% per annum and is expected to be repaid in equal, aggregate, installments of $4.3 million per quarter, with a balloon payment due at maturity. The remaining terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
The second credit facility, the 2023 $1.0 Billion Credit Facility, is a term loan and revolving credit facility from a group of financial institutions for up to $1.0 billion. Upon execution in July 2023, $440.6 million was drawn from this facility (split evenly between the term loan and the revolver) to finance 21 of the Company’s unencumbered vessels (STI Lobelia, STI Lavender, STI Jermyn, STI Steadfast, STI Magic, STI Mystery, STI Marvel, STI Millennia, STI Magister, STI Mythic, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Magnetic, STI Seneca, STI Brooklyn, STI Manhattan, STI Bronx, and STI Tribeca). This facility has a final maturity of June 30, 2028 and bears interest at SOFR plus a margin of 1.95% per annum. The remaining availability of this facility is expected to be drawn between the third quarter of 2023 and the end of the first quarter of 2024, and mainly be used to repay (and re-finance) more expensive lease financing. This credit facility is expected to be repaid in quarterly installments with a balloon payment due at maturity date, where the term loan portion for each vessel shall be repaid in full prior to the reduction of the revolver for each vessel. The amounts drawn thus far are expected to be repaid in aggregate repayments of $12.9 million per quarter for the first two years, $8.7 million per quarter in years three through five, with a balloon payment at maturity.
The 2023 $1.0 Billion Credit Facility offers the Company an ability to substitute vessels and also includes an uncommitted accordion feature of up to $200.0 million, which may be incurred under the same terms and conditions at no later than 24 months after the closing date. The other terms and conditions of the 2023 $1.0 Billion Credit Facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
The third credit facility commitment, the 2023 $94.0 Million Credit Facility, is from DekaBank Deutsche Girozentrale for a credit facility of up to $94 million. This credit facility is expected to be used to finance one MR product tanker and three LR2 product tankers. This credit facility will have a final maturity of five years from the drawdown date of each vessel and will bear interest at SOFR plus a margin of 1.70% per annum. The terms and conditions of this credit facility, including financial covenants, will be similar to those set forth in the Company’s existing credit facilities. This credit facility will be subject to customary conditions precedent, and the execution of definitive documentation, and is expected to close within the third quarter of 2023.
The proceeds of the new facilities are expected to be used, primarily, to repay more expensive lease financing.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three and six months ended June 30, 2023, the Company’s basic weighted average number of shares outstanding were 53,040,031 and 54,926,939, respectively. For the three and six months ended June 30, 2023, the Company’s diluted weighted average number of shares outstanding were 55,228,080 and 57,186,103, respectively, which included the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan.
Conference Call
On Wednesday August 2, 2023, the Company plans to issue its second quarter 2023 earnings press release in the morning (Eastern Daylight Time) and host a conference call at 8:30 AM Eastern Daylight Time and 2:30 PM Central European Summer Time.
Title: Scorpio Tankers Inc. Second Quarter 2023 Conference Call
Date: Wednesday August 2, 2023
Time: 8:30 AM Eastern Daylight Time and 2:30 PM Central European Summer Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/8q35pjcs
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The conference will also be available telephonically:
US/CANADA Dial-In Number: 1 (833) 636-1321
International Dial-In Number: +1 (412) 902-4260
Please ask to join the Scorpio Tankers Inc call
Participants should dial into the call 10 minutes before the scheduled time.
To access the replay telephonically (valid until August 16, 2023):
US Toll Free: 1-877-344-7529
International Toll: +1-412-317-0088
Canada Toll Free: 1-855-669-9658
To access dial-in numbers for additional countries click on the below link
https://services.choruscall.com/ccforms/replay.html
Replay Access Code: 8082952
The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.
Current Liquidity
As of July 31, 2023, the Company had $682.7 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system ("BWTS") activity that occurred during the second quarter of 2023 and the estimated expected payments to be made, and off-hire days that are expected to be incurred, for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2023 and 2024:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate offhire days (2)	LR2s	MRs	Handymax
Q2 2023 - actual (a)	$5.1	64	—	3	—
Q3 2023 - estimated (b)	3.9	20	—	1	—
Q4 2023 - estimated (c)	7.5	20	—	1	—
FY 2024 - estimated (d)	69.9	1,355	11	36	12
(1)    These costs include estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Represents the total estimated off-hire days during the period, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(a)    Includes one BWTS installation.
(b)    Includes one BWTS installation.
(c)    Includes one BWTS installation.

(d)    Includes 11 scrubber installations.
Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of March 31, 2023	Outstanding Principal as of June 30, 2023	Outstanding Principal as of July 31, 2023
1	Hamburg Commercial Credit Facility (6)	$32,909	$32,086	$32,086
2	Prudential Credit Facility (6)	37,899	36,513	35,589
3	2019 DNB / GIEK Credit Facility (6)	36,559	34,781	34,781
4	BNPP Sinosure Credit Facility (6)	80,576	75,121	75,121
5	2020 $225.0 Million Credit Facility (6)	36,482	35,198	35,198
6	2023 $225.0 Million Credit Facility	225,000	216,525	208,050
7	2023 $49.1 Million Credit Facility	49,088	47,934	47,934
8	2023 $117.4 Million Credit Facility (1)	—	117,394	117,394
9	2023 $1.0 Billion Credit Facility (2)	—	—	440,600
10	Ocean Yield Lease Financing (3) (6)	84,372	54,895	54,443
11	BCFL Lease Financing (LR2s)	65,598	62,837	61,931
12	CSSC Lease Financing (6)	117,635	113,994	112,780
13	BCFL Lease Financing (MRs)	49,202	45,040	43,688
14	2020 CMBFL Lease Financing (6)	37,279	36,468	36,468
15	2020 TSFL Lease Financing	39,777	38,947	38,947
16	2020 SPDBFL Lease Financing (6)	81,887	80,264	80,264
17	2021 AVIC Lease Financing (6)	82,822	81,009	81,009
18	2021 CMBFL Lease Financing (6)	66,415	64,785	64,380
19	2021 TSFL Lease Financing	48,902	47,807	47,807
20	2021 CSSC Lease Financing (4)	47,315	—	—
21	2021 $146.3 Million Lease Financing (6)	130,404	127,110	123,815
22	2021 Ocean Yield Lease Financing (6)	62,490	61,032	60,535
23	2022 AVIC Lease Financing (6)	111,512	109,220	109,220
24	IFRS 16 - Leases - 3 MR	19,063	16,904	16,195
25	IFRS 16 - Leases - $670.0 Million (5)	464,813	231,015	86,673
26	Unsecured Senior Notes Due 2025	70,571	70,571	70,571
	Gross debt outstanding	2,078,570	1,837,450	2,115,479
	Cash and cash equivalents	612,655	313,923	682,678
	Net debt	$1,465,915	$1,523,527	$1,432,801
.

(1)    The 2023 $117.4 Million Credit Facility was executed and drawn in May 2023. Seven product tankers (two Handymax, four MRs and one LR2) were collateralized under this facility as part of the drawdown. The 2023 $117.4 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel, bears interest at SOFR plus a margin of 1.925% per annum and is expected to be repaid in equal, aggregate, installments of $4.3 million per quarter, with a balloon payment due at maturity The remaining terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
(2)    The 2023 $1.0 Billion Credit Facility was executed in July 2023. Upon execution, $440.6 million was drawn from this facility (split evenly between the term loan and the revolver) to finance 21 of the Company’s unencumbered vessels (17 MRs and four LR2s). This facility has a final maturity of June 30, 2028 and bears interest at SOFR plus a margin of 1.95% per annum. The amounts drawn, thus far, are expected to be repaid in aggregate repayments of $12.9 million per quarter for the first two years, $8.7 million per quarter in years three through five, with a balloon payment at maturity, where the term loan portion for each vessel shall be repaid in full prior to the reduction of the revolver for each vessel. The remaining terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
(3)    In October 2022, the Company gave notice to exercise the purchase options on STI Steadfast and STI Supreme on the Ocean Yield Lease Financing. In May 2023, the Company exercised the purchase option on STI Steadfast resulting in a debt reduction of $27.8 million. The remaining transaction for STI Supreme is expected to occur in the third quarter of 2023 resulting in a debt reduction of $27.8 million.
(4)    In May 2023, the Company exercised the purchase options on STI Grace and STI Jermyn on the 2021 CSSC Lease Financing and repaid the aggregate outstanding lease obligation of $46.9 million as part of these transactions.
(5)    In May and June 2023, the Company exercised the purchase options on STI Lavender, STI Magnetic, STI Marshall, STI Lobelia, STI Magic, STI Mystery, STI Marvel, STI Mythic, and STI Magister on the IFRS 16 - Leases - $670.0 Million lease financing and repaid the aggregate outstanding lease obligation of $225.5 million as part of these transactions. In July 2023, the Company exercised the purchase options on STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, and STI Millennia on the IFRS 16 - Leases - $670.0 Million lease financing and repaid the aggregate outstanding lease obligation of $143.6 million as part of these transactions.
(6)    We have agreed to, or executed an amendment agreement for the transitioning from LIBOR to SOFR. The weighted average credit adjustment spread of all these transition agreements (based on June 30, 2023 debt outstanding), which will be added to the margin on each facility, is 0.17%.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of June 30, 2023, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements, Senior Notes Due 2025, and lease liabilities under IFRS 16 (which also include actual scheduled payments made from July 1, 2023 through July 31, 2023):

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - announced vessel purchases and maturities in 2023 and 2024	Vessel financings - scheduled repayments, in addition to maturities in 2025 and thereafter	Total (1)	Repayments of new borrowing during July 2023(4)	Pro forma, including new borrowing
July 1, 2023 to July 31, 2023 (2)	$—	$143.6	$19.0	$162.6	$—	$162.6
Q3 2023 (3)	—	64.3	29.9	94.2	12.9	107.1
Q4 2023	—	—	54.2	54.2	12.9	67.1
Q1 2024	—	—	48.3	48.3	12.9	61.2
Q2 2024	—	—	53.7	53.7	12.9	66.6
Q3 2024 (5)	—	42.7	46.5	89.2	12.9	102.1
Q4 2024 (6)	—	38.2	48.0	86.2	12.9	99.1
2025 and thereafter	70.6	—	1,178.5	1,249.1	363.2	1,612.3
	$70.6	$288.8	$1,478.1	$1,837.5	$440.6	$2,278.1
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of June 30, 2023.
(2)    Repayments include the exercise of the purchase options on STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, and STI Millennia on the IFRS 16 - Leases - $670.0 Million lease financing and the aggregate outstanding lease obligation of $143.6 million related to these vessels at the date of the purchases.
(3)    Repayments include the exercise the purchase options on two MR product tankers that are currently financed on the 2020 CMBFL Lease Financing (STI Leblon and STI Bosphorus). These purchases are expected to take place prior to the end of the third quarter of 2023 and result in an aggregate debt reduction of $36.5 million at the dates of the purchases. In October 2022, the Company gave notice to exercise the purchase option on STI Supreme on the Ocean Yield Lease Financing. The transaction is expected to occur in the third quarter of 2023 resulting in a debt reduction of $27.8 million.
(4)    Repayments include the 2023 $1.0 Billion Credit Facility which was executed in July 2023. Upon execution, $440.6 million was drawn from this facility (split evenly between the term and revolving portions) to finance 21 of the Company’s unencumbered vessels (17 MRs and four LR2s). This facility has a final maturity of June 30, 2028. The amounts drawn thus far are expected to be repaid in aggregate repayments of $12.9 million per quarter for the first two years, $8.7 million per quarter in years three through five, with a balloon payment at maturity, where the term loan portion for each vessel shall be repaid in full prior to the reduction of the revolver for each vessel.
(5)    Repayments include (i) $15.0 million, inclusive of the scheduled purchase options, on three MR product tankers (STI Topaz, STI Ruby, and STI Garnet), which are currently financed under the BCFL Lease Financing (MRs); and (ii) $27.7 million for the scheduled maturity payments on the 2019 DNB / GIEK Credit Facility.
(6)    Repayments include (i) $10.2 million, inclusive of the scheduled purchase options, on two MR product tankers (STI Onyx and STI Amber), which are currently financed under the BCFL Lease Financing (MRs); and (ii) $28.0 million for the scheduled maturity payments on the Hamburg Commercial Credit Facility.
Explanation of Variances on the Second Quarter of 2023 Financial Results Compared to the Second Quarter of 2022
For the three months ended June 30, 2023, the Company recorded net income of $132.4 million compared to net income of $191.1 million for the three months ended June 30, 2022. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended June 30, 2023 and 2022:

	For the three months ended June 30,
In thousands of U.S. dollars	2023	2022
Vessel revenue	$329,299	$405,073
Voyage expenses	(1,744)	(23,485)
TCE revenue	$327,555	$381,588

•TCE revenue for the three months ended June 30, 2023 decreased by $54.0 million to $327.6 million, from $381.6 million for the three months ended June 30, 2022. Overall average TCE revenue per day decreased to $32,154 per day during the three months ended June 30, 2023, from $36,006 per day during the three months ended June 30, 2022. The average number of vessels was 113.0 during the three months end June 30, 2023 as compared to 119.9 during the three months ended June 30, 2022. The decrease in the average number of vessels was due to the previously disclosed sales of 18 vessels during the year ended December 31, 2022.
◦TCE revenue for the three months ended June 30, 2023 was robust despite a decline in daily TCE rates when compared to the same period in the prior year. The second quarter of 2022 reflected several key events and market conditions (discussed below), which provided multiple catalysts simultaneously and resulted in a counter-seasonal spike in daily TCE rates. The second quarter of 2023 (particularly the latter half) reflected a more normalized seasonal pattern whereby extended refinery maintenance, lower refining margins and a reduction in arbitrage opportunities all led to reduced refinery throughput and decreased volumes from major export regions. Nevertheless, on a seasonally adjusted basis, demand for the Company's vessels remained resilient, driven by low inventory levels, a modest newbuilding orderbook (with a dearth of deliveries expected in the next two years), and growing underlying consumption for refined petroleum products.
◦TCE revenue for the three months ended June 30, 2022 reflected a structural change in the supply and demand balance for product tankers. A confluence of events served as a catalyst to a substantial increase in ton-mile demand beginning in March 2022. First, the continued easing of COVID-19 restrictions around the globe resulted in increased personal mobility thus stimulating underlying demand for refined petroleum products. Second, record refining margins combined with low global refined petroleum product inventories incentivized refiners to increase and maintain high utilization levels, which drove substantial increases in refined petroleum product export volumes throughout the world. Third, the volatility brought on by the ongoing conflict in Ukraine has disrupted supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for refined petroleum products.
The Company also had an increased number of vessels operating outside of the Scorpio pools during the three months ended June 30, 2022, which led to an increase in voyage revenue and voyage expenses for that period.
•Vessel operating costs for the three months ended June 30, 2023 increased by $1.9 million to $78.9 million, from $76.9 million for the three months ended June 30, 2022. Vessel operating costs per vessel per day increased to $7,669 per day for the three months ended June 30, 2023 from $7,048 per day for the three months ended June 30, 2022. General inflationary pressures were the main driver behind the increase, as vessel operating costs per day increased across all vessel classes with the largest increases affecting certain crewing expenses, spares and stores expenses. The aggregate increase is offset by the sale of 18 owned or lease financed vessels during the year ended December 31, 2022 (16 of which closed during the first half of the year and two in the second half of 2022).
•Depreciation expense – owned or sale leaseback vessels for the three months ended June 30, 2023 increased by $1.1 million to $42.2 million, from $41.1 million for the three months ended June 30, 2022. This increase was attributable to the exercise of purchase options on nine lease financed vessels during the second quarter of 2023 that were previously accounted for as IFRS 16 - Leases. The carrying value of these vessels was reclassified to Vessels from Right of Use Assets on the Company's balance sheet on the date of purchase. Depreciation expense going forward from the date of repurchase will be recorded as a part of owned vessels and will not change significantly. This increase was offset by the sale of 17 of the Company's owned or sale leaseback vessels during the year ended December 31, 2022 (16 of which closed during the first half of 2022). These vessels were written down to their net realizable value upon being designated as held for sale, and depreciation expense ceased being recorded upon that designation.

•Depreciation expense - right of use assets for the three months ended June 30, 2023 decreased by $1.3 million to $8.5 million from $9.8 million for the three months ended June 30, 2022. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. This decrease was attributable to the exercise of purchase options on nine lease financed vessels during the second quarter of 2023 that were previously accounted for as IFRS 16 - Leases. The carrying value of these vessels was reclassified to Vessels from Right of Use Assets on the Company's balance sheet on the date of purchase. Depreciation expense going forward from the date of repurchase will be recorded as part of owned vessels. The decrease is also attributable to the sale of one of the Company's right of use asset vessels which was written down to its net realizable value upon being designated as held for sale during the first quarter of 2022, and depreciation expense ceased being recorded upon that designation. The Company had four LR2s and 17 MRs that were accounted for under IFRS 16 - Leases for all or a portion of the three months ended June 30, 2023.
•General and administrative expenses for the three months ended June 30, 2023, increased by $4.4 million to $27.2 million, from $22.8 million for the three months ended June 30, 2022. This increase was primarily due to an increase in the amortization of restricted stock awards as a result of a recent grant, the value of which is determined based on the Company's stock price on the date of the grant. The awards granted to employees vest ratably in years three, four, and five following the initial grant.
•Financial expenses for the three months ended June 30, 2023 increased by $3.0 million to $43.7 million, from $40.7 million for the three months ended June 30, 2022. This increase was primarily attributable to increases in benchmark rates, primarily LIBOR. This increase was partially offset by the overall reduction in the Company's average indebtedness to $2.0 billion from $2.8 billion during the three months ended June 30, 2023 as compared to the three months ended June 30, 2022, arising from the aforementioned sales of 18 vessels (and repayments of the related debt or lease financing obligations), the exercise of purchase options on 39 lease financed vessels (six in August 2022, 16 in December 2022, four in January 2023, one in March 2023, six in May 2023, and six in June 2023), the maturity of the Convertible Notes Due 2022 in May 2022 and the conversion of the Convertible Notes Due 2025 in December 2022.
Additionally, the Company recorded $0.9 million of debt extinguishment related costs during the three months ended June 30, 2023, as compared to $3.9 million during the three months ended June 30, 2022. This was accompanied by an aggregate decrease of $4.1 million in the amortization of deferred financing fees, accretion on both the convertible notes, and debt assumed in business combinations, which were $1.7 million during the three months ended June 30, 2023 as compared to $5.8 million during the three months ended June 30, 2022. The decrease was primarily related to maturity and conversion of the convertible notes during 2022, as noted above.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2023	2022	2023	2022
Revenue
Vessel revenue	$329,299	$405,073	$713,730	$579,120

Operating expenses
Vessel operating costs	(78,858)	(76,923)	(152,532)	(161,755)
Voyage expenses	(1,744)	(23,485)	(9,013)	(25,508)
Depreciation - owned or sale leaseback vessels	(42,197)	(41,051)	(82,688)	(85,159)
Depreciation - right of use assets	(8,513)	(9,768)	(18,003)	(19,488)
General and administrative expenses	(27,209)	(22,803)	(49,480)	(35,257)
Net loss on sales of vessels	—	(1,480)	—	(69,218)
Total operating expenses	(158,521)	(175,510)	(311,716)	(396,385)
Operating income	170,778	229,563	402,014	182,735
Other (expenses) and income, net
Financial expenses	(43,720)	(40,709)	(87,252)	(78,710)
Financial income	4,359	836	8,544	1,024
Other income, net	986	1,441	2,332	1,634
Total other expense, net	(38,375)	(38,432)	(76,376)	(76,052)
Net income	$132,403	$191,131	$325,638	$106,683

Earnings per share

Basic	$2.50	$3.44	$5.93	$1.92
Diluted	$2.40	$3.06	$5.69	$1.84
Basic weighted average shares outstanding	53,040,031	55,594,623	54,926,939	55,502,389
Diluted weighted average shares outstanding (1)	55,228,080	64,419,318	57,186,103	64,611,651

(1)     The computation of diluted earnings per share for the three months ended June 30, 2023 includes the effect of potentially dilutive unvested shares of restricted stock. The computation of diluted earnings per share for the three months ended June 30, 2022 includes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes Due 2022 (which were repaid in full upon maturity in May 2022) and Convertible Notes Due 2025 (which were fully converted to common shares in December 2022).

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$313,923	$376,870
Accounts receivable	201,568	276,700
Prepaid expenses and other current assets	10,667	18,159
Inventories	8,506	15,620
Assets held for sale	24,561	—
Total current assets	559,225	687,349
Non-current assets
Vessels and drydock	3,319,688	3,089,254
Right of use assets for vessels	348,797	689,826
Other assets	83,742	83,754
Goodwill	8,197	8,197
Restricted cash	783	783
Total non-current assets	3,761,207	3,871,814
Total assets	$4,320,432	$4,559,163
Current liabilities
Current portion of long-term debt	$86,087	$31,504
Lease liability - sale and leaseback vessels	128,823	269,145
Lease liability - IFRS 16	161,887	52,346
Accounts payable	11,220	28,748
Accrued expenses and other liabilities	72,893	91,508
Total current liabilities	460,910	473,251
Non-current liabilities
Long-term debt	569,327	264,106
Lease liability - sale and leaseback vessels	778,816	871,469
Lease liability - IFRS 16	86,981	443,529
Total non-current liabilities	1,435,124	1,579,104
Total liabilities	1,896,034	2,052,355
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	745	727
Additional paid-in capital	3,066,288	3,049,732
Treasury shares	(1,040,489)	(641,545)
Retained earnings	397,854	97,894
Total shareholders' equity	2,424,398	2,506,808
Total liabilities and shareholders' equity	$4,320,432	$4,559,163

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2023	2022
Operating activities
Net income	$325,638	$106,683
Depreciation - owned or sale leaseback vessels	82,688	85,159
Depreciation - right of use assets	18,003	19,488
Amortization of restricted stock	16,574	10,676
Amortization of deferred financing fees	2,548	3,484
Non-cash debt extinguishment costs	824	4,543
Accretion of convertible notes	—	7,748
Net loss on sales of vessels	—	69,218
Accretion of fair value measurement on debt assumed in business combinations	656	1,396
Gain on Convertible Notes transactions	—	(412)
Share of income from dual fuel tanker joint venture	(2,395)	(133)
	444,536	307,850
Changes in assets and liabilities:
Decrease in inventories	7,114	5,873
Decrease / (increase) in accounts receivable	75,132	(166,834)
Decrease / (increase) in prepaid expenses and other current assets	7,492	(4,583)
Decrease / (increase) in other assets	918	(185)
Decrease in accounts payable	(16,497)	(20,740)
(Decrease) / increase in accrued expenses	(17,346)	18,421
	56,813	(168,048)
Net cash inflow from operating activities	501,349	139,802
Investing activities
Net proceeds from sales of vessels	—	541,187
Distributions from dual fuel tanker joint venture	1,489	240
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(13,545)	(22,779)
Net cash (outflow) / inflow from investing activities	(12,056)	518,648
Financing activities
Debt repayments	(260,950)	(507,764)
Issuance of debt	391,482	122,637
Debt issuance costs	(7,524)	(1,621)
Principal repayments on lease liability - IFRS 16	(250,626)	(52,568)
Repurchase / repayment of convertible notes	—	(82,251)
Decrease in restricted cash	—	4,008
Dividends paid	(25,678)	(11,778)
Repurchase of common stock	(398,944)	—
Net cash outflow from financing activities	(552,240)	(529,337)
(Decrease) / increase in cash and cash equivalents	(62,947)	129,113
Cash and cash equivalents at January 1,	376,870	230,415
Cash and cash equivalents at June 30,	$313,923	$359,528

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the six months ended June 30, 2023 and 2022
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$235,227	$289,485	$521,611	$368,910

Average Daily Results
Fleet
TCE per revenue day (2)	$32,154	$36,006	$34,810	$25,444
Vessel operating costs per day (3)	$7,669	$7,048	$7,458	$7,173
Average number of vessels	113.0	119.9	113.0	124.6

LR2
TCE per revenue day (2)	$39,526	$36,065	$41,395	$25,287
Vessel operating costs per day (3)	$8,070	$7,287	$7,785	$7,258
Average number of vessels	39.0	41.9	39.0	41.9

LR1
TCE per revenue day (2)	N/A	$22,345	N/A	$13,690
Vessel operating costs per day (3)	N/A	$7,708	N/A	$7,286
Average number of vessels	N/A	2.8	N/A	6.7

MR
TCE per revenue day (2)	$28,586	$34,904	$31,037	$25,583
Vessel operating costs per day (3)	$7,563	$6,967	$7,337	$7,166
Average number of vessels	60.0	61.3	60.0	62.0

Handymax
TCE per revenue day (2)	$26,784	$41,831	$32,534	$29,119
Vessel operating costs per day (3)	$7,064	$6,554	$7,083	$6,890
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$5,062	$8,500	$13,545	$22,779

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of August 1, 2023

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Duchessa	2014	49,990	—	Time Charter (4)	MR	Not Yet Installed
21	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
23	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
24	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
30	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
37	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
38	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
45	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
47	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
48	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
50	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
51	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
52	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
53	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
54	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
55	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
58	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Magnetic	2019	50,000	—	Time Charter (6)	MR	Yes
61	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Marshall	2019	50,000	—	Time Charter (7)	MR	Yes
65	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Miracle	2020	50,000	—	Time Charter (8)	MR	Yes
68	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
69	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
72	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Alexis	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Connaught	2015	109,999	—	Time Charter (9)	LR2	Yes
85	STI Spiga	2015	109,999	—	SLR2P (3)	LR2	Yes
86	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Lombard	2015	109,999	—	Time Charter (10)	LR2	Yes
89	STI Grace	2016	109,999	—	Time Charter (11)	LR2	Yes
90	STI Jermyn	2016	109,999	—	Time Charter (12)	LR2	Yes
91	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
92	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
98	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Guard	2016	113,000	—	Time Charter (13)	LR2	Yes
100	STI Guide	2016	113,000	—	Time Charter (14)	LR2	Yes
101	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
102	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Gauntlet	2017	113,000	—	Time Charter (15)	LR2	Yes
104	STI Gladiator	2017	113,000	—	Time Charter (14)	LR2	Yes
105	STI Gratitude	2017	113,000	—	Time Charter (16)	LR2	Yes
106	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
107	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lavender	2019	110,000	—	Time Charter (17)	LR2	Yes
110	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
111	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
112	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

	Total Fleet DWT		7,802,192

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(5)
This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(6)
This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(7)
This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(8)
This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(9)
In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.

(10)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(11)
This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.

(12)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(13)
This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.

(14)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(15)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(16)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(17)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2022 and 2023 were as follows:

Date paid	Dividend per common share
March 2022	$0.10
June 2022	$0.10
September 2022	$0.10
December 2022	$0.10
March 2023	$0.20
June 2023	$0.25

On August 1, 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.25 per common share, with a payment date of September 15, 2023 to all shareholders of record as of August 15, 2023 (the record date). As of August 1, 2023, there were 54,493,654 common shares of the Company outstanding.
Conflict in Ukraine
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, the United Kingdom, and the European Union countries, among other countries and jurisdictions, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 112 product tankers (39 LR2 tankers, 59 MR tankers and 14 Handymax tankers) with an average age of 7.5 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Second Quarter of 2023 Financial Results Compared to the Second Quarter of 2022". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended June 30, 2023
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$132,403	$2.50		$2.40
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	939	0.02		0.02
Adjusted net income	$133,342	$2.51	(1)	$2.41	(1)

	For the three months ended June 30, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$191,131	$3.44	$3.06
Adjustments:
Loss on sales of vessels	1,480	$0.03	$0.02
Write-offs of deferred financing fees and debt extinguishment costs	3,929	$0.07	$0.06
Gain on repurchase of Convertible Notes	(412)	$(0.01)	$(0.01)
Adjusted net income	$196,128	$3.53	$3.13

	For the six months ended June 30, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$325,638	$5.93	$5.69
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	3,254	0.06	0.06
Adjusted net income	$328,892	$5.99	$5.75

	For the six months ended June 30, 2022
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$106,683	$1.92		$1.84
Adjustments:
Loss on sales of vessels	69,218	$1.25		$1.07
Write-offs of deferred financing fees and debt extinguishment costs	5,784	$0.10		$0.09
Gain on repurchase of Convertible Notes	$(412)	$(0.01)		$(0.01)
Adjusted net income	$181,273	$3.27	(1)	$2.99

(1) Summation difference due to rounding

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2023	2022	2023	2022
Net Income	$132,403	$191,131	$325,638	$106,683
Financial expenses	43,720	40,709	87,252	78,710
Financial income	(4,359)	(836)	(8,544)	(1,024)
Depreciation - owned or lease financed vessels	42,197	41,051	82,688	85,159
Depreciation - right of use assets	8,513	9,768	18,003	19,488
Amortization of restricted stock	12,753	6,182	16,574	10,676
Net loss on sales of vessels	—	1,480	—	69,218
Adjusted EBITDA	$235,227	$289,485	$521,611	$368,910

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the continuing impacts of the novel coronavirus (COVID-19) pandemic, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com